UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Pure Cycle Corporation
(Name of Issuer)

Common Stock, Par Value 1/3 of $.01
(Title of Class of Securities)

746228 30 3
(CUSIP Number)

Thomas P. Clark, 8451 Delaware Street, Thornton, CO 80260
(303) 292-3456
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 736228 30 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Thomas P. Clark

2.  Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a)  NA
      (b)  NA

3.  SEC Use Only
.................................................................
............................................................

4. Source of Funds (See Instructions)
    NA

5.  Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)
      NA

6.  Citizenship or Place of Organization
      United States of America

Number of	7.  Sole Voting Power:        2,310,206
Shares
Beneficially	8.  Shared Voting Power:      2,310,206
Owned by
Each		9.  Sole Dispositive Power:   2,310,206
Reporting
Person With	10.  Shared Dispositive Power: 2,310,206


11.  Aggregate Amount Beneficially Owned by Each Reporting
       Person:   2,310,206

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ...........

13.   Percent of Class Represented by Amount in Row (11):
        16.9%

14.  Type of Reporting Person (See Instructions):  IN

Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2.	Identity and Background

(a), (b) and (c).  This Schedule 13D/A is being filed by Thomas
P. Clark ("Clark"), whose business address is 8451 Delaware Street, Thornton, CO 80260. Clark is retired but was formerly the CEO of the Company and remains an employee of the Company whose principal address is listed above.

(d) and (e). During the last five years Clark has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was Clark a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable

Item 4.	Purpose of Transaction

Clark sold 130,000 shares of Common Stock for $7.25 per share for financial reasons.

Except as described below, Clark has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, Clark reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") Clark has agreed, along with other parties, to vote his shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 478,352 shares of Common Stock of the Company or 3.5% of the total outstanding Common Stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 1,632,572 shares of Common Stock or 11.9% of the total outstanding Common Stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.

Item 5.	Interest in Securities of the Issuer

(a) Clark owns 2,310,206 shares of Common Stock which is approximately 16.9% of the outstanding Common Stock of the Company.

Although Clark is a party to a voting agreement more specifically described in Item 4, Clark disclaims beneficial ownership of all shares of Common Stock owned by the other parties to that agreement and disclaims the existence of a "group" within the meaning of Section
13(d)(3) of the Securities Exchange Act of 1934.

(b) Clark has sole power to dispose of 2,310,206 shares of Common Stock, subject to the 1992 Voting Agreement, which requires Clark to obtain consent for disposition unless the transferee agrees to be bound by the 1992 Voting Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. Subject to the terms of the 1992 Voting Agreement, Clark has the sole power to vote 2,140,206 shares of Common Stock.

(c)   Effective August 31, 2004 the Company entered into a
Settlement Agreement with LCH, see the Company's Annual
Report on Form 10-KSB for the year ended August 31, 2004.
Under the Settlement Agreement, LCH, the Company and Clark, the Company's former CEO, reached agreement on the satisfaction of the Company's obligations (i) to repay
$950,000 principal amount of promissory notes and $1,557,110 of accrued interest and (ii) to pay $4.0 million of contingent obligations to LCH. In the Settlement
Agreement, (i) the Company made a $950,000 cash payment and
(ii) Clark surrendered 306,279 shares of Common Stock to the Pledgee which had been pledged as collateral to secure payment of the notes. In response to a claim made by Clark against the Company to be made whole, on January 13, 2005, the Company paid Clark $50,555 in cash and issued to him
300,000 shares of restricted Common Stock.

On February 2, 2005 Clark sold 130,000 shares of Common
Stock for $7.25 per share.

(d)   None

(e)   Not applicable

Item 6.	Contracts ,Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 1992 Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit  99.1    Power of Attorney dated February 4, 2005



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date

/s/ Thomas P. Clark
Signature

Thomas P. Clark
Name/Title



Exhibit 99.1

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that Thomas P. Clark, whose signature appears below, constitutes and appoints Mark W. Harding and Ryan T. Clark as attorneys-in-fact and agents for the undersigned solely for the purpose of executing reports required under Section 13 and 16 of the Securities and Exchange Act of 1934, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that said attorneys-in-fact have done or caused to be done, or may do or cause to be done, by virtue hereof.

The undersigned further agrees to indemnify and hold harmless each appointee against any liability for any actions performed by that appointee in good faith on behalf of the undersigned pursuant to this power of attorney.

This power of attorney revokes any prior power of attorney appointing other individuals for the purpose of executing reports required under Section 13 and 16 of the Securities and Exchange Act of 1934.

This power of attorney shall remain in effect until revoked by a subsequent written instrument.


Dated:  February 4, 2005



/s/Thomas P. Clark
Thomas P. Clark